EXHIBIT 22.1

Subsidiaries of Diamond I, Inc.:
-	AirRover Networks, Inc., a Maryland corporation.
-	Diamond I Technologies, Inc., a Nevada corporation.
-	Touchdev Limited, a corporation registered in England and Wales .